UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  )(1)

                      DCI TELECOMMUNICATIONS, INC. (DCTC)
              ----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
              ----------------------------------------------------
                         (Title of Class of Securities)

                                  233 094 200
              ----------------------------------------------------
                                 (CUSIP Number)

                                  JOSEPH MURPHY
                                President and CEO
                                 611 Access Road
                          Stratford, Connecticut 06496
                                 (203) 380-0910
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 7, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233 094 200
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Director, CHRISTOPH LANGENAUER
      WHYTEBURG LIMITED, Aeulestrasse 5, Vaduz, Liechtenstein
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2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
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3     SEC Use Only

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4     Source of Funds

      OO
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      LIECHTENSTEIN
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                  7     Sole Voting Power
  Number of
   Shares               1,595,356
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,595,356
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,595,356
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      11.1%
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14    Type of Reporting Person

      CO
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            COMMON STOCK
            DCI TELECOMMUNICATIONS, INC. (DCTC)

Item 2.     Identity and Background

            WHYTEBURG, LIMITED

            Organized:                    Tortola, British Virgin Islands

            Principal Office        :     5 Auelestrasse
                                          Vaduz, Liechtenstein

            Principal Business      :     Holding Company

            Principal Officers      :     Christoph J. Langenauer, Director
                                          Magrith Burer, Secretary

            Owner:                        Humberland Foundation

            Principal Officer       :     Werner Keicher

            Principal Office        :     5 Auelestrasse
                                          Vaduz, Liechtenstein


Item 3.     Source of Funds

            WHYTEBURG, LTD. Acquired debt in the sum of $319,072 due from a subsidiary of the issuer ("DCTC"), Cardcall (UK) Limited, and used this debt as payment for options to acquire the 1,595,356 shares which are the subject of this filing.

Item 4.     Purpose of Transaction

            To enable Whyteburg, as owner of the subject 1,595,356 shares of DCTC to sell certain of these shares.


Item 5.     Interest in Securities

            Whyteburg's 1,595,536 shares represents 11.1% of the issue's (DCTC) outstanding shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            There are no contracts, arrangements or understandings between Whyteburg and the issue other than a Subscription Agreement between DCTC and Whyteburg, dated 29 May 1997, pursuant to which Whyteburg may sell only twenty percent (20%) of its holdings in any two-month period, commencing February 1, 1998 and concluding February 1, 1999.


Item 7.     Exhibits

            None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               April 17, 1998
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Date


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Signature
               lic.iur. Christoph Langenauer
               Director

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Name/Title


               /s/ Langenauer

      The original statement shall be signed by each person on whose behalf the statement is filed or the authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the assessment: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

WHYTEBURG LIMITED

RESOLUTION of the Director of Whyteburg Limited mad this 17th day of April 1998 at Aeulestrasse 5, 9490 Vaduz, Liechtenstein, THAT

lic.iur. Christoh Langenauer the Director of the company be and is hereby authorised to execute on behalf of the company the Schedule 13D filing with the SEC pursuant to the company's acquisition of 1,595,356 shares in DCI Telecommunications Inc.


Signed /s/ Langenauer
       --------------------------------
       lic.iur. Christoph Langenauer

I certify that this is a true copy of a Resolution passed by the Director of the company and recorded in the company's book on 17th April 1998.

I further certify that Whyteburg Limited does not have a corporate seal.


     /s/ Margrith Burer
-------------------------------
Margrith Burer

Secretary of Whyteburg Limited